EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Nine Months Ended September 30, 2013

	Earnings before fixed charges:
	Income from continuing operations before equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$101,271
Add:	Interest expense	98,203
	Depreciation expense on capitalized interest	1,474
	Amortization of deferred financing costs	2,938

	Earnings before fixed charges	$203,886

	Fixed charges:
	Interest expense	$98,203
	Amortization of deferred financing costs	2,938
	Capitalized interest	7,762

	Fixed charges	108,903

	Preferred unit distributions	2,001

	Combined fixed charges	$110,904

	Ratio of earnings to fixed charges	1.87

	Ratio of earnings to combined fixed charges	1.84